UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __)

Under the Securities Exchange Act of 1934


Retractable Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

76129W105
(CUSIP Number)

Melissa Dehn
2700 NE Andresen Road, Suite D25
Vancouver, WA  98661
(360) 737-4145
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2010
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 76129W105     SCHEDULE 13D     Page 2 of 7



 1   Name of Reporting Person   ROI Capital Management, Inc.

     IRS Identification No. of Above Person  68-0269547
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [
]
                                                        (b) [
]


 3   SEC USE ONLY



 4   Source of Funds
WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [
]


 6   Citizenship or Place of Organization
     -------------

     NUMBER OF       7   Sole Voting Power         1,197,374
     SHARES
     BENEFICIALLY    8   Shared Voting Power       -0-
     OWNED BY EACH
     REPORTING       9   Sole Dispositive Power    1,197,374
     PERSON
     WITH           10   Shared Dispositive Power  -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     1,197,374

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     5.03

14   Type of Reporting Person
     CO



CUSIP No. 76129W105     SCHEDULE 13D     Page 3 of 7



 1   Name of Reporting Person   Mark T. Boyer

     IRS Identification No. of Above Person
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [
]
                                                        (b) [
]


 3   SEC USE ONLY



 4   Source of Funds
WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [
]


 6   Citizenship or Place of Organization
     -------------

     NUMBER OF       7   Sole Voting Power         1,197,374
     SHARES
     BENEFICIALLY    8   Shared Voting Power       -0-
     OWNED BY EACH
     REPORTING       9   Sole Dispositive Power    1,197,374
     PERSON
     WITH           10   Shared Dispositive Power  -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     1,197,374

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     5.03

14   Type of Reporting Person
     IN



CUSIP No. 76129W105     SCHEDULE 13D     Page 4 of 7



 1   Name of Reporting Person   Mitchell J. Soboleski

     IRS Identification No. of Above Person
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [
]
                                                        (b) [
]


 3   SEC USE ONLY



 4   Source of Funds
WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [
]


 6   Citizenship or Place of Organization
     -------------

     NUMBER OF       7   Sole Voting Power         1,197,374
     SHARES
     BENEFICIALLY    8   Shared Voting Power       -0-
     OWNED BY EACH
     REPORTING       9   Sole Dispositive Power    1,197,374
     PERSON
     WITH           10   Shared Dispositive Power  -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     1,197,374

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     5.03

14   Type of Reporting Person
     IN



CUSIP No. 76129W105     SCHEDULE 13D     Page 5 of 7


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of Common
Stock, no par value (the "Common Stock"), of Retractable
Technologies, Inc. (the "Issuer"). The principal executive office of the Issuer is 511 Lobo Lane, Little Elm, Texas
75068-0009.

Item 2.   Identity and Background

This Schedule is filed on behalf of ROI Capital Management, Inc., Mark T. Boyer and Mitchell J. Soboleski ("Reporting
Entities"), whose principal business office address is 300
Drakes Landing Road, Suite 175, Greenbrae, CA  94904.

Reporting Entities can be deemed to have benefical ownership due to the fact that Reporting Entities have dispositive authority of the reported securities held in advisory accounts of ROI Capital Management, Inc. Reporting entities do not own any of the reported securities directly, only through an interest in one or more of the advisory accounts.

ROI Capital Management, Inc. is an unregistered investment advisor. ROI Capital Management, Inc. has 2 owners, Mark T.
Boyer, President and Mitchell J. Soboleski, Secretary.

None of ROI Capital Management, Inc., or ROI Capital
Management, Inc.'s officers have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of ROI Capital Management, Inc., or ROI Capital Management, Inc.'s officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ROI Capital Management, Inc. is a California corporation, and
Mitchell J. Soboleski and Mark T. Boyer are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of advisory clients. .

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, ROI Capital Management, Inc. may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.



CUSIP No. 76129W105     SCHEDULE 13D     Page 6 of 7



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2), three (3) and four (4) of this Schedule, which
          Items are incorporated by reference herein. Of the shares beneficially owned, none are owned by reporting
          persons, except for dispositive power and interests held in advisory accounts of ROI Capital Management, Inc.

(c) ROI Capital Management, Inc. effected the following sales through registered broker-dealers in the last sixty days for its' advisory accounts:

                        Number of
          Date          Shares          Price/unit

          05/21/10      41,300          $1.5654
          06/28/10      25,000          $1.6764
          07/28/10       9,700          $1.6482
          07/29/10      19,000          $1.662
          07/30/10      10,500          $1.7275


(d),(e)   Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.




CUSIP No. 76129W105     SCHEDULE 13D     Page 7 of 7



Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	August 20, 2010

	MARK T. BOYER



	/s/ Mark T. Boyer
	________________________
	Mark T. Boyer


	MITCHELL J. SOBOLESKI



	/s/ Mitchell J. Soboleski
	________________________
	Mitchell J. Soboleski


	ROI CAPITAL MANAGEMENT, INC.



	/s/ Mitchell J. Soboleski
	________________________
	By:	Mitchell J. Soboleski
	Its:	Secretary